# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Venus Concept, Inc., CIK 0001409269
CUSIP: 92332W303
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 235 Yorkland Blvd, Suite 900, Toronto, Canada (Federal Level) (Z4), M2J 4Y8
Date of event which requires filing of this statement: 03/26/2026
Filed by CIK 0001612343
Persons authorized to receive notices and communications: R. Scott Barry, 21 Waterway Avenue, Suite 150, The Woodlands, Texas (TX), 77380, (281) 364-1555

## Reporting persons
- EW Healthcare Partners, L.P. (CIK 0001612343): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 96,167; shared voting power 0; sole dispositive power 96,167; shared dispositive power 0; aggregate amount beneficially owned 96,167 (5.2% of the class)
  Comment: Row 7, 9 and 11. See Item 5 below.
- EW Healthcare Partners-A, L.P. (CIK 0001736240): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 3,870; shared voting power 0; sole dispositive power 3,870; shared dispositive power 0; aggregate amount beneficially owned 3,870 (0.2% of the class)
  Comment: Row 7, 9 and 11. See Item 5 below.
- Essex Woodlands Fund IX-GP, L.P. (CIK 0001652285): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 100,037; shared voting power 0; sole dispositive power 100,037; shared dispositive power 0; aggregate amount beneficially owned 100,037 (5.4% of the class)
  Comment: Row 7, 9 and 11. See Item 5 below.
- Essex Woodlands IX, LLC (CIK 0001652286): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 100,037; shared voting power 0; sole dispositive power 100,037; shared dispositive power 0; aggregate amount beneficially owned 100,037 (5.4% of the class)
  Comment: Row 7, 9 and 11. See Item 5 below.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Venus Concept, Inc.
Address of issuer's principal executive offices: 235 Yorkland Blvd, Suite 900, Toronto, Canada (Federal Level) (Z4), M2J 4Y8
Comment:
This Amendment No. 17 ("Amendment No. 17") amends Amendment No. 16 to Schedule 13D filed on March 18, 2026 (as amended, the "Amended Schedule 13D"), and relates to the Reporting Persons' (as defined below) beneficial ownership of shares of the common stock, par value $0.0001 per share (the "Common Stock"), of Venus Concept Inc. (the "Issuer").

Only those items that are hereby reported are amended; all other items reported in the Amended Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 17 have the meanings ascribed to them in the Amended Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Amendment No. 17 is being filed jointly by EW Healthcare Partners L.P., a Delaware limited partnership ("EWHP"), EW Healthcare Partners-A L.P., a Delaware limited partnership ("EWHP-A"), Essex Woodlands Fund IX-GP, L.P., a Delaware limited partnership ("Essex IX Fund GP"), and Essex Woodlands IX, LLC, a Delaware limited liability company ("Essex IX General Partner" and, collectively with EWHP, EWHP-A and Essex IX Fund GP, the "Reporting Persons"). The managers of the Reporting Persons are Martin P. Sutter, R. Scott Barry, Ronald Eastman, Petri Vainio and Steve Wiggins (collectively, the "Managers"). The Managers may exercise voting and investment control over the shares of Common Stock only by majority action of the Managers. Each individual Manager disclaims beneficial ownership over the shares of Common Stock except to the extent of his respective pecuniary interest therein.
Residence or business address: The address of the principal business of each of the Reporting Persons is 21 Waterway Avenue, Suite 150, The Woodlands, Texas 77380.
Present principal occupation or employment: The principal business of EWHP and EWHP-A is growth capital investments. The principal business of Essex IX Fund GP is to act as the general partner of EWHP and EWHP-A. The principal business of Essex IX General Partner is to act as the general partner of Essex IX Fund GP.
Criminal convictions in the last five years: None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: EWHP is a Delaware limited partnership; EWHP-A is a Delaware limited partnership; Essex IX Fund GP is a Delaware limited partnership; and Essex IX General Partner is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 reported in the Amended Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 26, 2026, EWHP (together with certain of its affiliates, the "EW Selling Securityholders") and Madryn Asset Management, LP (together with certain of its affiliates, "Madryn") entered into a Securities Purchase Agreement (the "SPA") pursuant to which Madryn purchased from the EW Selling Securityholders (i) 1,500,000 shares of Voting Convertible Preferred Common Stock, $0.0001 per share, of the Issuer, (ii) 1,575,810 shares of Senior Convertible Preferred Stock, par value $0.0001 per share, of the Issuer, and (ii) those certain Secured Subordinated Convertible Notes originally issued by the Issuer to EW Selling Securityholders on January 18, 2024, for an aggregate purchase price of $2,600,000 (the "Purchase Price"). The Purchase Price shall be payable by Madryn to the EW Selling Securityholders in four cash installments of $650,000, with each installment payable 18, 24, 30 and 36 months after March 26, 2026, respectively. The foregoing does not purport to be complete and is qualified in its entirety by reference to the full text of the SPA filed as an exhibit hereto and incorporated by reference herein.

Except as described in this Amendment No. 17, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Issuer and, depending upon one or more of the factors referred to above, may in the future propose that the Issuer take one or more such actions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Rows 7 through 13 of the cover page hereto for each Reporting Person is incorporated herein by reference for each such Reporting Person. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 1,859,123 shares of the Issuer's Common Stock outstanding as of November 7, 2025, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 13, 2025.

As of the date of filing of this Amendment No. 17, the Reporting Persons are the beneficial owners of (i) 99,021 shares of the Issuer's Common Stock (95,190 shares held by EWHP and 3,831 shares held by EWHP-A) and (ii) stock options issued to R. Scott Barry as a director of the Issuer for the benefit of the Reporting Persons to purchase 1,016 shares of the Issuer's Common Stock (977 shares held for the benefit of EWHP and 39 shares held for the benefit of EWHP-A), which are exercisable within 60 days of the date hereof.

Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. The number of shares listed in Row 9, Row 10 and Row 11 for each Reporting Person includes the shares of Common Stock held by the Reporting Person and shares of Common Stock issuable upon exercise of the stock options held for the benefit of the Reporting Person.

Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated including 1,859,123 shares of the Issuer's Common Stock outstanding as of November 7, 2025, plus 1,016 additional shares of the Issuer's Common Stock which are issuable upon exercise of the options issued to R. Scott Barry as a director of the Issuer for benefit of the Reporting Persons (977 shares held for the benefit of EWHP and 39 shares held for the benefit of EWHP-A) and exercisable within the next 60 days of the date hereof.

The above-referenced options are treated as converted into Common Stock only for the purpose of computing the percentage ownership of each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: Refer to Item 5.(a) above
Transactions in the class effected during the past sixty days: None
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure set forth in Items 4 and 5 above is hereby incorporated by reference in this Item 6.

Items reported in the Amended Schedule 13D remain otherwise unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 17 have the meanings ascribed to them in the Amended Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement, March 30, 2026
Exhibit 2: Securities Purchase Agreement, dated March 26, 2026, by and among Madryn Asset Management, LP, together with certain of its affiliates, and EW Healthcare Partners L.P., together with certain of its affiliates

## Signatures
- EW Healthcare Partners, L.P.: /s/ R. Scott Barry, Essex Woodlands Fund IX-GP, L.P., Its General Partner, Essex Woodlands IX, LLC, Its General Partner, R. Scott Barry, Manager (03/27/2026)
- EW Healthcare Partners-A, L.P.: /s/ R. Scott Barry, Essex Woodlands Fund IX-GP, L.P., Its General Partner, Essex Woodlands IX, LLC, Its General Partner, R. Scott Barry, Manager (03/27/2026)
- Essex Woodlands Fund IX-GP, L.P.: /s/ R. Scott Barry, Essex Woodlands IX, LLC, Its General Partner, R. Scott Barry, Manager (03/27/2026)
- Essex Woodlands IX, LLC: /s/ R. Scott Barry, R. Scott Barry, Manager (03/27/2026)